

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2011

<u>Via U.S. Mail and facsimile to 561-314-4667</u>

Darren Marks
Chief Executive Officer
DNA Brands, Inc.
506 NW 77th Street
Boca Raton, FL 33487

> **Re: DNA Brands, Inc.**
> **Registration Statement on Form S-1, as amended by**
> **Amendment No. 3**
> **Filed April 28, 2011**
> **File No. 333-171177**

Dear Mr. Marks:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one from our letter dated April 20, 2011. Unfortunately, we are unable to agree. We view the issuance of 31,250,000 shares of your company to the 241 shareholders of DNA Beverage Corporation to be an indirect primary offering. We note your predecessor, Famous Products, Inc., was a shell company at the time of the merger. We also note that the purpose of the registered distribution of the shares to your existing shareholders is to facilitate a public market in your company's securities. Therefore, we continue to believe that the registration statement must also register the resale of shares by your shareholders, and all your shareholders who receive shares in the distribution must be identified as underwriters. In this regard, we refer you to Compliance Disclosure & Interpretations 612.15 which can

be found on the internet at
http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

In addition, because we believe the registered distribution of your shares to your existing shareholders is the first step in an indirect primary offering, we believe the resale of the 31,250,000 shares is governed by Rule 415(a)(1)(ix), not Rule 415(a)(1)(i). Therefore, you must fix the price of the offering for the entire duration of the offering because, under Rule 415(a)(4), you do not qualify to do an at the market offering.

Exhibits

2.   We note your response to comment six from our letter dated April 20, 2010. It appears that Exhibit 10.5 to Amendment No. 1 filed on February 24, 2011 was filed with certain terms redacted. Please advise whether you will be filing a confidential treatment request for the exhibit or filing a complete and unredacted version.

You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Celeste M. Murphy, Legal Branch Chief, at 202-551-3257; or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy

for Larry Spirgel
Assistant Director

cc: Via facsimile to 303-768-9224
Andrew Telsey, Esq.